Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with Limited Liability)

(SEHK Stock Code: 6883)

POLL RESULTS OF

THE EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS HELD ON MARCH 25, 2015

NOTICE OF VOLUNTARY WITHDRAWAL OF LISTING ON

THE STOCK EXCHANGE OF HONG KONG LIMITED

The Board is pleased to announce that all the resolutions as set out in the notice of the EGM dated March 4, 2015, regarding the proposed voluntary withdrawal of listing on The Stock Exchange of Hong Kong Limited and the adoption of amended and restated memorandum and articles of association, were duly passed by the Shareholders by way of poll at the EGM held on March 25, 2015.

Reference is made to the circular (the “Circular”) of Melco Crown Entertainment Limited (the “Company”) dated March 4, 2015 containing a notice of the Extraordinary General Meeting (the “EGM”) in relation to a proposed voluntary withdrawal of listing on the Stock Exchange and related amendments to constitutional documents. Capitalized terms used in this announcement shall have the same meanings as in the Circular unless defined otherwise.

The Board is pleased to announce that all the resolutions as set out in the notice of the EGM dated March 4, 2015 were duly passed by the Shareholders, by way of poll at the EGM held on March 25, 2015. Computershare Hong Kong Investor Services Limited, the Hong Kong share register of the Company, was appointed as the scrutineer for the vote-taking at the EGM.

Pursuant to Rule 6.11(3) of the Listing Rules, notice of the Proposed De-Listing is hereby given to all Shareholders and ADS holders. Subject to satisfaction of all conditions of the Proposed De-Listing set out in the Circular, the last day of dealings in the Shares on the Stock Exchange is expected to be Monday, June 29, 2015, and the listing of the Shares on the Main Board of the Stock Exchange is expected to be withdrawn at 4:00 p.m. on Friday, July 3, 2015.

If you are a Shareholder (whether the Shares are registered in your name or held through CCASS), please refer to Appendix I to the Circular for details of the ADS Deposit Process and information on the 60-day fee waiver and the costs of trading ADSs and other fees. In particular, if Shares held by you are registered in your name and entered into the Hong Kong Register and you wish to continue trading your Shares in the form of ADSs on NASDAQ, you must cause such Shares to be deposited with the Depositary and, upon such deposit, issued in the form of ADSs by completing the physical delivery option under the ADS Deposit Process.

The poll results in respect of all the resolution proposed at the EGM are set out below:

Number of Votes (%)
Ordinary Resolution		For	Against
1.	THAT the Proposed De-Listing be approved and, upon approval by the shareholders of the Company in accordance with Rule 6.11 of the Listing Rules, any Director and officer of the Company, including the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Company Secretary (collectively, the “Authorized Representatives”) be authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Authorized Representative deems appropriate, and all such actions by any Authorized Representative on behalf of the Company in such connection be approved.	1,373,295,311 (95.341%)	67,104,418 (4.659%)

As more than 50% of the votes were cast in favor of the resolution, the resolution was duly passed as an ordinary resolution

Number of Votes (%)
Special Resolution		For	Against
2.	THAT the Articles of the Company be amended and restated by the deletion of the existing Articles in their entirety and the substitution in their place of the amended and restated Articles as set out in Appendix II to the Circular, conditional on and with effect from the Proposed De-Listing becoming effective, and any one Authorized Representative be authorized to execute such documents, make such applications and submissions and do all such acts, deeds or things incidental thereto or arising in connection therewith as such Authorized Representative might deem appropriate, and all such actions by any Authorized Representative on behalf of the Company in such connection be approved.	1,288,802,828 (89.482%)	151,482,142 (10.518%)

As more than 75% of the votes were cast in favor of the resolution, the resolution was duly passed as a special resolution

As of the date of the EGM, the total number of issued shares of the Company was 1,630,924,523, which was the total number of shares entitling the Shareholders to attend and vote for or against the resolution proposed at the EGM. There were no restrictions on any Shareholders to cast votes of the proposed resolutions at the EGM and there were no shares entitling the Shareholders to attend and vote only against any of the proposed resolutions at the EGM. No Shareholder was required to abstain from voting at the EGM for approving the resolutions proposed at the EGM.

By Order of the Board of
Melco Crown Entertainment Limited
Stephanie Cheung
Company Secretary

Macau, March 25, 2015

As at the date of this announcement, the board of directors comprises one executive director, namely Mr. Lawrence Yau Lung Ho (Co-Chairman and Chief Executive Officer); five non-executive directors, namely Mr. James Douglas Packer (Co-Chairman), Mr. John Peter Ben Wang, Mr. Clarence Yuk Man Chung, Mr. William Todd Nisbet, and Mr. Rowen Bruce Craigie; and four independent non-executive directors, namely Mr. James Andrew Charles MacKenzie, Mr. Thomas Jefferson Wu, Mr. Alec Yiu Wa Tsui, and Mr. Robert Wason Mactier.

3